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Report of Independent Registered Public Accounting Firm

The Board of Managers and Members
Leerink Partners LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Leerink Partners LLC as of December 31, 2015. This financial statement is the responsibility of Leerink Partners LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leerink Partners LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO USA LLP

February 25, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.